                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )
                                       of
                           Tweedy, Browne Company LLC





                                (Name of Issuer)
                          Coca Cola Femsa S.A. - SP ADR

                         (Title of Class of Securities)
                                  Common Stock

                                 (Cusip Number)
                                    191241108

                                  May 10, 2004

             (Date of Event which Requires Filing of this Statement)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 191241108
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1. NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS OF ABOVE PERSONS Tweedy, Browne Company LLC ("TBC")

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                           (b) [ ]

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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                           5. SOLE VOTING POWER
NUMBER OF                     2,679,601 shares
                           -----------------------------------------------------
 SHARES                    6. SHARED VOTING POWER
                              0 shares
BENEFICIALLY               -----------------------------------------------------
                           7. SOLE DISPOSITIVE POWER
 OWNED BY                     2,865,731 shares
                           -----------------------------------------------------
   EACH                    8. SHARED DISPOSITIVE POWER
                              0 shares
 REPORTING     -----------------------------------------------------------------
                9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON PERSON
                    2,865,731 shares
   WITH        -----------------------------------------------------------------

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES* [ ]

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.58%
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12       TYPE OF REPORTING PERSON (See instructions) BD & IA

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14.      CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
         SCHEDULE IS FILED

        [x] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

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ITEM 1              (A)       NAME OF ISSUER:
                              Coca Cola Femsa S.A. SP ADR

ITEM 1              (B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                              Guillermo Gonzalez Camarena
                              N 600 Colonia Santa Fe
                              Mexico City, DF 01210

ITEM 2              (A)       NAME OF PERSON FILING:
                              The person filing this Statement on Schedule 13G is Tweedy,
                              Browne Company LLC ("TBC"),a Delaware limited liability company.

ITEM 2     (B)   ADDRESS OF PRINCIPAL OFFICE:
                 The business address of TBC is 350 Park Avenue, New York,
                 NY 10022.

ITEM 2     (C)   CITIZENSHIP:
                 TBC is a Delaware limited liability company.

ITEM 2     (D)   TITLE OF CLASS OF SECURITIES:
                 This Statement relates to the Common Stock of the issuer.

ITEM 2     (E)   CUSIP NUMBER:
                 191241108

ITEM 3           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR
                 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:


   (a)     [x] Broker or dealer registered under Section 15 of the Exchange Act

   (b)     [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

   (c)     [_] Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

   (d)     [_] Investment company registered under Section 8 of the Investment
               Company Act.

   (e)     [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

   (f)     [_] An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F).

   (g)     [_] A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G).

   (h)     [_] A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act.

   (i)     [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

   (j)     [ ] Group, in accordance with Rule 13d-1(c), check this box.




ITEM 4 - OWNERSHIP

ITEM 4     (a)      Amount Beneficially Owned:
                    2,865,731 shares
           (b)      Percent of Class
                    10.58%
           (c)      Number of Shares as to which such person has:
           (i)      Sole power to vote or direct the vote:
                    2,679,601 shares
          (ii)      Shared power to vote or direct the vote:
                    0 shares
         (iii)      Sole power to dispose or to direct the disposition of
                    2,865,731 shares

         (iv) Shared power to dispose or to direct the disposition of 0 shares


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP Not applicable

ITEM 10. CERTIFICATION

         By signing below TBC does hereby certify that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         TBC after reasonable inquiry and to the best of its knowledge and belief, does hereby certify that the information set forth in the Statement is true, complete and correct.


NOTE: Share positions referenced above are calculated as of May 31, 2004.


TWEEDY, BROWNE COMPANY LLC

By:  /s/ Christopher H. Browne
    --------------------------
    Christopher H. Browne
    Managing Director

Dated: June 3, 2004